April 15, 2019

Via EDGAR

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-230373) of Brigham Minerals, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of Class A common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 3:30 p.m. (Washington, D.C. time) on April 17, 2019, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated April 9, 2019, through the date hereof:

Preliminary Prospectus dated April 9, 2019

1,300 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN SACHS & CO. LLC
As Representatives of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Blake London
	Name:	Blake London
	Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER